Avrupa Minerals Ltd.

(the "Corporation")

FORM OF PROXY ("PROXY")

Annual General Meeting
Thursday, June 22, 2023 at 10:00 a.m. Pacific Time
Zoom meeting conference:
https://us02web.zoom.us/j/89262947952?pwd=YUk4MWVFUHdlalcwY3JScTMxYWVDUT09
(Meeting ID: 892 6294 7952; password: 386570)
(the "Meeting")

RECORD DATE: May 12, 2023
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR PROXY: Tuesday, June 20, 2023 at 10:00 a.m. Pacific Time

VOTING METHOD	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

The undersigned hereby appoints **Paul W. Kuhn, President, Chief Executive Officer and Director** of the Corporation, whom failing **Mark T. Brown, Director** of the Corporation (the "Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Number of Directors	**FOR**	AGAINST
To Set the Number of Directors at five.	☐	☐
2. Election of Directors	**FOR**	WITHHOLD
a) Paul W. Kuhn	☐	☐
b) Paul Dircksen	☐	☐
c) Frank Högel	☐	☐
d) Mark T. Brown	☐	☐
e) Paul Nelles	☐	☐
3. Appointment of Auditor	**FOR**	WITHHOLD
Appointment of **DeVisser Gray LLP, Chartered Professional Accountants** as Auditor of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐
4. Confirming Stock Option Plan	**FOR**	AGAINST
To confirm the Corporation's stock option plan, as more particularly described in the section of the Corporation's accompanying information circular entitled "Particulars of Matters to be Acted Upon - Confirming Stock Option Plan".	☐	☐

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME	*Signature of registered owner(s)*	*Date (MM/DD/YYYY)*

TMX | TSX Trust

Proxy Voting – Guidelines and Conditions

1. **THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.**
2. **THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.**
3. **If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**
4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.
5. **Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof.** Such right may be exercised by inserting in the space labeled "*Please print appointee name*", the name of the person to be appointed, who need not be a security holder of the Corporation.
6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Corporation.
7. To be valid, this proxy must be filed using one of the ***Voting Methods*** and *must be received by TSX Trust Company* before the ***Filing Deadline for Proxies***, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.
8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory's power to sign the proxy.
9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

Investor inSite

TSX Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit https://www.tsxtrust.com/t/investor-hub/forms/investor-insite-registration

Click on, "*Register*" and complete the registration form. Call us toll free at 1-866-600-5869 with any questions.

Request for Financial Statements

In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As.

Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.

I am currently a security holder of the Corporation and as such request the following:

☐ **Annual Financial Statements with MD&A**

☐ **Interim Financial Statements with MD&A**

If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions.

If the cut-off time has passed, please fax this side to 416-595-9593

Avrupa Minerals Ltd.
2023